	OMB APPROVAL
	OMB Number:	3235-0167
UNITED STATES	Expires:	November 30, 2010
	Estimated average burden
SECURITIES AND EXCHANGE COMMISSION	hours per response	1.50
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number ___________________________ 000-28381

_________________________________________VirTra Systems, Inc._____________________________________________
(Exact name of registrant as specified in its charter)

________________________________1406 W. 14th St., Ste. 101, Tempe, AZ 85281__________________________________
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_____________________________________Common stock, $0.005 par value_______________________________________
(Title of each class of securities covered by this Form)

______________________________________________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule	12g-4(a)(1)(i)	x	Rule	12h-3(b)(1)(i)	[ ]
Rule	12g-4(a)(1)(ii)	[ ]	Rule	12h-3(b)(1)(ii)	[ ]
Rule	12g-4(a)(2)(i)	[ ]	Rule	12h-3(b)(2)(i)	[ ]
Rule	12g-4(a)(2)(ii)	[ ]	Rule	12h-3(b)(2)(ii)	[ ]
			Rule	15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: _______________225______________

     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: ______6/20/2008________________ By: /s/ Bob Ferris

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays
SEC2069(12-04)	a currently valid OMB control number.